Exhibit 99.1

Yoshitsu Co., Ltd Reports Fiscal Year 2023 Financial Results

Tokyo, Japan, July 31, 2023 /PRNewswire/ -- Yoshitsu Co., Ltd (“Yoshitsu” or the “Company”) (Nasdaq: TKLF), a retailer and wholesaler of Japanese beauty and health products, as well as sundry products and other products in Japan, today announced its financial results for the fiscal year ended March 31, 2023.

Mr. Mei Kanayama, Principal Executive Officer of Yoshitsu, commented, “I am pleased to present our financial results for fiscal year 2023. Despite the challenges of the global pandemic, we demonstrated resilience and strategic agility in adapting to market changes. In light of the impact of a COVID-19 resurgence on our global operations, we have shifted our geographic market strategy to focus toward the domestic Japan market, which revenue generated from Japan market accounted for 42.5% of our total revenue in fiscal year 2023, up from 9.4% of our total revenue in fiscal year 2022. We believe this change has been a strategic success, allowing us to maintain stability during turbulent times.

“In terms of our distribution channels, although we experienced a slight decrease in revenue from our directly-operated physical stores in Japan, we managed to increase our sales in Hong Kong. This validates our decision to diversify our market footprint and shows that our offerings resonate with different customer bases. We mitigated the downturn in our online segment by entrusting the operations of some of our overseas online stores to third-party companies, which we believe, has brought stability to our financial performance and provided us with valuable operational insights. We also increased our revenue from Key Opinion Leader (“KOL”) services in fiscal year 2023, leveraging our influential social media presence.

“Furthermore, we made a strategic move in terms of our distribution channels, shifting the focus to franchise stores and wholesale customers, which accounted for 81.0% of our total revenue in fiscal year 2023, up from 42.4% of our total revenue in fiscal year 2022. We believe that this strategic shift has helped us adapt to supply chain disruptions and increased our resilience in the face of future uncertainties. We plan to further expand in the domestic Japan market, adopting an asset-light franchise model. We believe that this innovative model will enhance our financial strength and reinforce our reputation in the domestic Japan market.

“In addition to the domestic expansion, we also plan to expand overseas for a more diversified range of global markets. We are excited about the potential of these markets, since the consumers in overseas markets, like North America and Europe, are believed to have high purchasing power. To seize the global opportunity, we are developing a new shopping App that focuses on delivering authentic, high-quality, and innovative Japanese products. We expect the App to attract a wide array of worldwide shoppers fond of Japanese culture and products. Looking ahead, we will continue to focus on enhancing our distribution channels, strengthening our digital presence, and capitalizing on opportunities in a more diversified range of markets.”

Mr. Youichiro Haga, Principal Accounting and Financial Officer of Yoshitsu, stated, “In fiscal year 2023, our revenue has been negatively affected by the dual impact of currency fluctuations—specifically the significant depreciation of the Japanese yen against the U.S. dollar—and the substantial effects of the COVID-19 pandemic in China.

“Despite the challenging circumstances, we have implemented strategic measures that have proved effective. The resurgence of COVID-19 globally had an adverse impact on our overseas sales, but we successfully navigated this downturn by focusing on the domestic market in Japan. Our revenue generated from the domestic Japan market increased to $72.2 million in fiscal year 2023 from $22.0 million in fiscal year 2022.

“Simultaneously, we embarked on another strategic initiative by moving towards franchise stores and wholesale customers. This decision has yielded positive results with an upsurge in revenue from franchise stores and wholesale customers by 37.9% to $137.4 million in fiscal year 2023.

“Discounting the impact of foreign currency translation, our directly-operated physical stores in Japan managed to maintain relative revenue stability, marking a slight decrease of 4.5% for fiscal year 2023. We are also excited to report the strong performance of our physical stores in Hong Kong, which reported a robust 41.2% increase in revenue. We believe this is a testament to the success of our new store opening strategy in the region. The rise in revenue from advertising services through collaborations with KOL has helped to partially offset the downturn of total revenue decline. This demonstrates the promising potential of this new revenue stream that we are keen to further explore in our future endeavors.

“As we look ahead, our focus is on strategic cost management, enhancing operational efficiency, and building financial resilience. We are acutely aware of the challenges that the current environment presents, but our agile business model, combined with a laser focus on our strategic objectives, gives us confidence in a prosperous future.”

Fiscal Year 2023 Financial Results

Revenue

Revenue decreased by $65.0 million, or 27.7%, to $169.7 million for fiscal year 2023, from $234.8 million for fiscal year 2022. The decrease in the Company’s revenue was primarily due to decreased revenue from online stores and services and directly-operated physical stores, which was partially offset by the increased revenue from franchise stores and wholesale customers.

	For the Years Ended March 31,
	2023			2022
($ millions)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Directly-operated physical stores	11.6	8.9	23.5%	13.0	11.3	13.1%
Online stores and others	20.7	16.2	21.6%	122.2	98.6	19.3%
Franchise stores and wholesale customers	137.4	115.2	16.2%	99.6	81.2	18.5%
Total	169.7	140.3	17.3%	234.8	191.0	18.6%

Revenue from directly-operated physical stores decreased by $1.4 million, or 10.5%, to $11.6 million for fiscal year 2023, from $13.0 million for fiscal year 2022. The decrease was mainly due to the depreciation of the Japanese yen against U.S. dollars; the average translation rate for fiscal years 2023 and 2022 was at ¥1=US$0.007402 and ¥1=US$0.008908, respectively, a significant decrease of 16.9%. The Company’s revenue generated from its directly-operated physical stores in Japan (excluding the impact of foreign currency translation) remained relatively stable with a slight decrease by 4.5% for fiscal year 2023 as compared to the same period last year. The decrease was mainly due to the relocation of one of the Company’s popular directly-operated physical stores, as a result of a municipal construction project conducted by the local government, which was partially offset by the increased revenue generated from other directly-operated physical stores as the Company’s business gradually recovered from the impact of COVID-19. However, due to the significant depreciation of the Japanese yen against U.S. dollars, revenue generated from the Company’s directly-operated physical stores in Japan decreased for fiscal year 2023 as compared to the same period last year. The decrease was partially offset by the increase in revenue generated from the directly-operated physical stores in Hong Kong by 41.2% to $3.0 million for fiscal year 2023 from $2.1 million for fiscal year 2022. The increase in revenue from directly-operated physical stores was mainly contributed from newly opened physical stores during fiscal year 2023.

Revenue from online stores and services decreased by $101.5 million, or 83.1%, to $20.7 million for fiscal year 2023, from $122.2 million for fiscal year 2022. The decrease was mainly due to the significant decrease in revenue generated by the Company’s online stores sales during fiscal year 2023 by 84.6%, to $18.6 million for fiscal year 2023, from $121.2 million for fiscal year 2022. Due to a resurgence of the COVID-19 pandemic in late March 2022 in China, which resulted in shipping container shortages and stricter border control protocols, shipments and customs clearance for overseas imports were delayed. The online sales in China were significantly constrained, due to the inability to deliver the products to the Company’s customers as a consequence of mobility restrictions and lockdowns imposed in certain provinces across China. Although the situation has eased since June 2022, due to the continuous impact from the COVID-19 pandemic, the Company’s business continued to be affected by local outbreaks in cities across China. In early December 2022, China announced a nationwide loosening of its Zero-COVID policy, with a lifting of most of the travel restrictions and quarantine requirements. As a result, there were significant surges of COVID-19 cases in many cities in China during the period from December 2022 to January 2023. Hence, the Company’s online sales volume in China did not return to its normal level as compared to the same period of last year. The decrease was also due to a shift in the Company’s business strategy since August 2022, instead of operating the online stores by the Company itself, it entrusted the entire operations of some of the Company’s overseas online stores to third-party companies to minimize the operating risk. After the change, these third-party companies purchased products from us like other wholesale customers, and hence this portion of revenue was recorded under franchise stores and wholesale customers. The decrease was also exacerbated by the significant depreciation of the Japanese yen against U.S. dollars, as mentioned above. The decrease was partially offset by the increased revenue from online stores and services generated by companies in Hong Kong and other by 112.7%, to $2.1 million for fiscal year 2023 from $1.0 million for fiscal year 2022. The increase was mainly due to increased revenue from advertising services through KOL. As the total followers of the Company’s KOL on various social media platforms increased significantly during fiscal year 2023, the number of advertisements requests from the Company’s customers and the price per piece of advertisement increased, which led to a significant increase in revenue generated from KOL services for fiscal years 2023.

Revenue from franchise stores and wholesale customers increased by $37.8 million, or 37.9%, to $137.4 million for fiscal year 2023, from $99.6 million for fiscal year 2022. The increase was mainly due to the increase in revenue generated from domestic franchise stores and wholesale customers by companies in Japan during fiscal year 2023 by 64.6%, to $122.4 million for fiscal year 2023, from $74.4 million for fiscal year 2022. The Company’s revenue generated from domestic franchise stores and wholesale customers (excluding the impact of foreign currency translation) increased significantly by 10,977.1% for fiscal year 2023 as compared to last year. The increase was due to a shift in the Company’s business strategy when its overseas sales were adversely affected by the COVID-19 resurgence. With the high demand for the Company’s products, it managed to modify its business strategy by developing and selling its products in the domestic market. Its revenue generated by companies in Japan from overseas franchise stores and wholesale customers (excluding the impact of foreign currency translation) also increased by 27.1% for fiscal year 2023 as compared to last year. The increase was mainly due to the increased revenue previously recognized under online stores due to the shift in business strategy as mentioned above. However, the increase in revenue from overseas franchise stores and wholesale customers by companies in Japan was partially offset by the COVID-19 resurgence in China, as its overseas shipments were delayed or limited due to the shipping container shortages caused by the COVID-19 pandemic and increased shipping charges, as well as fewer orders it received from its overseas franchise stores and wholesale customers when their business was impacted by the COVID-19 pandemic. Overall, the Company’s revenue from franchise stores and wholesale customers sales generated by companies in Japan increased despite the impact from significant depreciation of the Japanese yen against U.S. dollars, as mentioned above. The increase was partially offset by the decreased revenue from franchise stores and wholesale customers generated by companies in Hong Kong and other by 40.6%, to $15.0 million for fiscal year 2023, from $25.2 million for fiscal year 2022. The decrease was due to the impact of COVID-19 resurgence as mentioned above.

Gross Profit and Gross Margin

Total cost of revenue decreased by $50.7 million, or 26.6%, to $140.3 million for fiscal year 2023, from $191.0 million for fiscal year 2022.

Gross profit decreased by $14.3 million, or 32.7%, to $29.4 million for fiscal year 2023, from $43.7 million for fiscal year 2022. Overall gross margin decreased by 1.3 percentage points to 17.3% for fiscal year 2023, from 18.6% for fiscal year 2022.

Gross margin for directly-operated physical stores, online stores and others, and franchise stores and wholesale customers were 23.5%, 21.6%, and 16.2%, respectively, for fiscal year 2023, compared to 13.1%, 19.3%, and 18.5%, respectively, for fiscal year 2022.

Operating Expenses

Operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility-related costs, such as store rent, utilities, and depreciation.

Operating expenses decreased by $7.8 million, or 21.5%, to $28.6 million for fiscal year 2023, from $36.4 million for fiscal year 2022. The Company’s operating expenses decreased for fiscal year 2023 as compared to fiscal year 2022, mainly due to a decrease in shipping expenses, promotion and advertising expenses, and transaction commission paid to third-party e-commerce marketplace operators, which were partially offset by an increase in consulting and professional service fee, payroll, employee benefit expenses, and bonus expenses, and bad debt expenses.

Interest Expenses, net

Interest expenses, net include interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Interest expenses, net decreased by $0.4 million, or 13.1%, to $2.4 million for fiscal year 2023, from $2.8 million for fiscal year 2022.

Additional and Delinquent Tax Due to Consumption Tax Correction

Since January 2022, the Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021. As a result of the examination completed in May 2023, the Company was required to return a consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to incomplete submission of relevant export documents. As the failure in submission of relevant export documents was caused by the Company’s suppliers and customers, the Company entered into agreements with relevant suppliers and customers to claim compensation for this matter. As a result, the consumption tax to be returned was fully covered by the compensation we claimed from these suppliers and customers. The Company expects this matter will not affect the Company’s operation in the coming years.

Other Income, net

Other income, net primarily includes tax refunds, disposal gain or loss from property and equipment, government subsidies, and other immaterial income and expense items. Other income, net decreased by $585,061, or 97.8%, to $13,145 for fiscal year 2023, from $598,206 for fiscal year 2022. The decrease was mainly due to decreased receipt of government subsidies as the financial support during the COVID-19 pandemic, as well as an increased loss from disposal of property and equipment during the fiscal year ended March 31, 2023.

Provision for Income Taxes

Provision for income taxes decreased by $1.5 million, or 68.0%, to $0.7 million for fiscal year 2023, from $2.2 million for fiscal year 2022. The decrease in provision for income taxes was mainly due to the decreased current income tax expenses resulted from the decreased taxable income for the fiscal year ended March 31, 2023, which was partially offset by increased deferred income tax expenses resulted from compensation receivable in relation to an examination on consumption tax by the tax authority.

Net Loss (Income)

Net loss was $8.0 million, or $0.22 per basic and diluted share for fiscal year 2023, compared to net income of $3.9 million, or $0.12 per basic and diluted share for fiscal year 2022.

Financial Condition

As of March 31, 2023, the Company had cash of $1.8 million, compared to $18.3 million as of March 31, 2022. As of March 31, 2023, the Company had accounts receivable balances due from third parties of $89.4 million, compared to $41.0 million as of March 31, 2022. Approximately 33.4% of the March 31, 2023 balance has been subsequently collected, and the remaining balance is expected to be collected by September 30, 2023. The collected balances of such receivables provide cash available for use in the Company’s operations as working capital, if necessary. As of March 31, 2023, the Company had merchandise inventories of $7.2 million, which the Company believes can be sold quickly, based on its analysis of the current trends in demand for its products, compared to $31.4 million as of March 31, 2022.

Net cash used in operating activities was $25.7 million for fiscal year 2023, mainly derived from net loss of $8.0 million for the year, reconciled by provision for doubtful accounts of $3.5 million and deferred tax provision of $4.8 million, and net changes in the Company’s operating assets and liabilities, which mainly included an increase in accounts receivable from third parties of $53.8 million which was due to the delayed shipments and longer payment processing procedures as affected by the COVID-19 outbreak. Net cash used in operating activities was $7.0 million for fiscal year 2023, mainly derived from net income of $3.9 million for the year, and net changes in the Company’s operating assets and liabilities, which mainly included an increase in merchandise inventories of $6.1 million as the Company increased the stockpile of inventories in anticipation of increased sales in the coming months.

Net cash used in investing activities was $0.7 million for fiscal year 2023, mainly due to purchases of property and equipment in the aggregate amount of $0.9 million, partially offset by the repayments from related parties of $0.2 million. Net cash used in investing activities was $3.1 million for fiscal year 2022, mainly due to purchases of property and equipment in the aggregate amount of $3.0 million.

Net cash provided by financing activities was $12.7 million for fiscal year 2023, which primarily consisted of proceeds from short-term borrowings of $78.8 million, partially offset by repayments of short-term borrowings of $55.5 million and repayments of long-term borrowings of $9.8 million. Net cash provided by financing activities was $13.8 million for fiscal year 2022, which primarily consisted of net proceeds from the Company’s IPO of $22.1 million, proceeds from short-term borrowings of $282.2 million, and proceeds from long-term borrowings of $17.1 million, partially offset by repayments of short-term borrowings of $303.1 million.

About Yoshitsu Co., Ltd

Headquartered in Tokyo, Japan, Yoshitsu Co., Ltd is a retailer and wholesaler of Japanese beauty and health products, sundry products, and other products in Japan. The Company offers various beauty products (including cosmetics, skincare, fragrance, and body care products), health products (including over-the-counter drugs, nutritional supplements, and medical supplies and devices), sundry products (including home goods), and other products (including food and alcoholic beverages). The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the Company’s website at https://www.ystbek.co.jp/irlibrary/.

Forward-Looking Statements

All statements other than statements of historical fact in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. In addition, there is uncertainty about the further spread of the COVID-19 virus or the occurrence of another wave of cases and the impact it may have on the Company’s operations, the demand for the Company’s products, global supply chains, and economic activity in general. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Yoshitsu Co., Ltd

Investor Relations Department

Email: ir@ystbek.co.jp

Ascent Investors Relations LLC

Tina Xiao

President

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

YOSHITSU CO., LTD

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2023	2022 (1)
ASSETS
CURRENT ASSETS:
Cash	$1,766,441	$18,266,000
Accounts receivable, net	89,447,155	40,959,958
Accounts receivable - related parties, net	327,807	595
Merchandise inventories, net	7,187,800	31,351,002
Due from related parties	444,567	694,428
Compensation receivable for consumption tax, current	3,912,719	-
Prepaid expenses and other current assets, net	3,542,864	10,617,045
TOTAL CURRENT ASSETS	106,629,353	101,889,028

Property and equipment, net	12,938,598	13,319,503
Operating lease right-of-use assets	2,709,954	4,209,681
Long term investment	169,148	168,509
Compensation receivable for consumption tax, non-current, net	19,230,370	-
Long-term prepaid expenses and other non-current assets, net	4,997,857	7,366,719
Deferred tax assets, net	-	518,909
TOTAL ASSETS	$146,675,280	$127,472,349

CURRENT LIABILITIES:
Short-term borrowings	$60,636,412	$40,328,982
Current portion of long-term borrowings	2,783,445	1,454,378
Accounts payable	12,719,160	8,035,353
Accounts payable - related parties	-	132,047
Due to related parties	297,559	193,841
Deferred revenue	146,024	104,663
Taxes payable	18,219,803	740,552
Operating lease liabilities, current	1,323,900	1,951,408
Finance lease liabilities, current	369,786	320,555
Representative’s warrants liability	24,663	181,740
Other payables and other current liabilities	1,520,756	3,371,836
TOTAL CURRENT LIABILITIES	98,041,508	56,815,355

Operating lease liabilities, non-current	1,416,508	2,308,885
Finance lease liabilities, non-current	622,922	673,612
Long-term borrowings	10,326,399	21,117,985
Other non-current liabilities	2,535,123	2,104,472
Deferred tax liabilities, net	4,451,077	-
TOTAL LIABILITIES	$117,393,537	$83,020,309

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 100,000,000 shares authorized; 36,250,054 shares and 36,250,054 shares issued and outstanding as of March 31, 2023 and 2022, respectively	14,694,327	14,694,327
Capital reserve	9,078,915	11,921,065
Retained earnings	13,577,844	21,626,666
Accumulated other comprehensive loss	(8,069,343)	(3,790,018)
TOTAL SHAREHOLDERS’ EQUITY	29,281,743	44,452,040

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$146,675,280	$127,472,349

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Years Ended March 31
	2023	2022 (1)	2021 (1)

REVENUE
Revenue – third parties	$168,876,360	$234,508,821	$224,596,524
Revenue – related parties	847,986	243,759	162,032
Total revenue	169,724,346	234,752,580	224,758,556

COSTS AND OPERATING EXPENSES
Merchandise costs	140,293,419	191,040,547	181,501,073
Selling, general and administrative expenses	28,607,088	36,422,772	32,540,922
Total operating expenses	168,900,507	227,463,319	214,041,995

INCOME FROM OPERATIONS	823,839	7,289,261	10,716,561

OTHER INCOME (EXPENSE)
Interest expense, net	(2,422,079)	(2,785,766)	(2,187,400)
Additional and delinquent tax due to consumption tax correction	(6,622,486)	-	-
Other income, net	13,145	598,206	341,880
Gain (loss) from foreign currency exchange	718,990	833,547	(582,424)
Change in fair value of representative’s warrants liability	139,615	369,404	-
Income (loss) from equity method investment	14,554	(145,828)	(29,242)
Total other expenses, net	(8,158,261)	(1,130,437)	(2,457,186)

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(7,334,422)	6,158,824	8,259,375

PROVISION FOR INCOME TAXES	714,400	2,234,676	3,307,048

NET INCOME (LOSS)	(8,048,822)	3,924,148	4,952,327

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(4,279,325)	(3,466,261)	(605,832)

TOTAL COMPREHENSIVE INCOME (LOSS)	$(12,328,147)	$457,887	$4,346,495

Earnings (loss) per ordinary share – basic and diluted	$(0.22)	$0.12	$0.18
Weighted average shares – basic and diluted*	36,250,054	32,678,625	27,526,689

*	Retrospectively restated for effect of a 294-for-1 forward split on August 18, 2021.

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended March 31
	2023	2022 (1)	2021 (1)
Cash flows from operating activities:
Net Income (loss)	$(8,048,822)	$3,924,148	$4,952,327
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,226,496	1,217,455	626,188
Loss from disposal of property and equipment	329,580	35,803	86,459
Loss (gain) from unrealized foreign currency translation	282,131	(662,345)	127,208
Provision for (reversal of) doubtful accounts	3,471,953	(278,642)	609,418
Merchandise inventories write-down	150,382	-	-
Amortization of operating lease right-of-use assets	1,784,754	2,385,992	2,358,125
Deferred tax provision (benefit)	4,849,771	(67,268)	(234,362)
Change in fair value of representative’s warrants liability	(139,615)	(369,404)	-
Investment loss (income) from equity method investment	(14,554)	145,828	-
Accrued interest expense	-	38,666	-

Changes in operating assets and liabilities:
Accounts receivable	(53,824,026)	7,841,569	(13,547,385)
Accounts receivable – related parties	(323,212)	-	-
Merchandise inventories	21,285,866	(6,054,509)	(4,820,636)
Compensation receivable for consumption tax	(23,212,327)	-	-
Prepaid expenses and other current assets	5,597,781	(7,028,529)	(1,018,448)
Long term prepaid expenses and other non-current assets	2,183,108	(4,762,929)	(693,210)
Accounts payable	5,280,797	(2,803,950)	6,996,895
Accounts payable – related parties	(119,081)	25,813	3,235,782
Deferred revenue	49,715	(69,862)	(350,790)
Taxes payable	17,268,372	(1,365,092)	602,387
Other payables and other current liabilities	(1,590,907)	1,932,901	309,775
Operating lease liabilities	(1,807,376)	(2,270,868)	(2,568,546)
Other non-current liabilities	(419,200)	1,179,459	91,750
Net cash used in operating activities	(25,738,414)	(7,005,764)	(3,237,063)

Cash flows from investing activities:
Payment made for a long-term equity method investment	-	-	(348,118)
Purchase of property and equipment	(934,960)	(3,037,813)	(2,939,471)
Proceeds from disposal of property and equipment	2,961	61,109	436,081
Collection of amount due from (advances made to) related parties	188,728	(128,535)	857,582
Net cash used in investing activities	(743,271)	(3,105,239)	(1,993,926)

Cash flows from financing activities:
Capital contribution	23	1,822,416	1,446,612
Proceeds from initial public offerings, net of issuance costs	-	22,102,984	-
Cash consideration paid for business combination under common control	(2,842,173)	-	-
Proceeds from short-term borrowings	78,831,300	282,176,915	424,758,382
Repayments of short-term borrowings	(55,515,000)	(303,096,477)	(415,796,955)
Proceeds from long-term borrowings	2,160,161	17,057,036	3,643,270
Repayments of long-term borrowings	(9,798,554)	(1,608,276)	(1,511,354)
Advances received from (payments made to) related parties	104,482	(4,282,303)	1,727,161
Repayment of obligations under finance leases	(194,421)	(408,492)	(332,643)
Net cash provided by financing activities	12,745,818	13,763,803	13,934,473

Effect of exchange rate fluctuation on cash	(2,763,692)	(2,230,388)	(549,504)

Net increase (decrease) in cash	(16,499,559)	1,422,412	8,153,980
Cash at beginning of year	18,266,000	16,843,588	8,689,608
Cash at end of year	$1,766,441	$18,266,000	$16,843,588

Supplemental cash flow information
Cash paid for income taxes	$433,899	$3,718,637	$2,928,603
Cash paid for interest	$1,108,863	$873,147	$853,354

Supplemental non-cash operating activities
Purchase of property and financed under long-term payment	$831,746	$22,719	$143,888
Purchase of property and equipment financed under finance leases	$210,666	$901,561	$-
Right of use assets obtained in exchange for operating lease liabilities	$542,231	$2,856,470	$351,930
Capital contribution in the form of debt exemption	$-	$1,111,608	$501,053
Deduction of right of use assets and operating lease liabilities in relation to lease concession	$-	$84,368	$-
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$-	$27,262	$-
Deferred IPO cost offset with capital reserve	$-	$685,473	$-

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.